AN 8/28/2002

02054034

7/13

SEC MAIL PROCESSING SECTION RECEIVED AUG 27 2002 WASH., D.C. 154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 49076

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First International Capital Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Par La Ville Road
(No. and Street)

Hamilton (City) Bermuda (State) HM11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Taussig 441-292-8105
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Morriss & Company
(Name — if individual, state last, first, middle name)

16 Par-La-Ville Road (Address) Hamilton (City) Bermuda (State) HM HX (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joseph Taussig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First International Capital Ltd, as of June 30, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INTERNATIONAL CAPITAL LTD.

FINANCIAL STATEMENTS

JUNE 30, 2002

ARTHUR MORRIS & COMPANY
CHARTERED ACCOUNTANTS
CENTURY HOUSE • 16 PAR-LA-VILLE ROAD • HAMILTON BERMUDA

S. A. MORRIS
D. R. COTTINGHAM
R. C. CHRISTENSEN
M. J. HARVEY

P. O. BOX HM 1806
HAMILTON HM HX
TELEPHONE: (441) 292-7478
FACSIMILE: (441) 295-4164
E-MAIL: info@amc.bm

AUDITORS' REPORT

To the Shareholders of
First International Capital Ltd.

We have audited the accompanying balance sheets of First International Capital Ltd. as of June 30, 2002 and June 30, 2001 and the related statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and June 30, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Arthur Morris & Company

Hamilton, Bermuda
August 15, 2002

FIRST INTERNATIONAL CAPITAL LTD.

BALANCE SHEET

JUNE 30, 2002

(Expressed in U. S. Dollars)

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 9,542	$ 11,880
Due from related party (note 3)	7,072	1,550
	16,614	13,430
CAPITAL ASSETS		
Computer equipment (notes 5)	111	778
	$ 16,725	$ 14,208

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 2,850	$ 2,000
SHAREHOLDERS' EQUITY		
Share capital (note 4)	17,822	17,822
Deficit	(3,947)	(5,614)
	13,875	12,208
	$ 16,725	$ 14,208

On behalf of the Board:

_______________ Director

The accompanying notes form an integral part of these financial statements

FIRST INTERNATIONAL CAPITAL LTD.

STATEMENT OF INCOME AND DEFICIT

FOR THE YEAR ENDED JUNE 30, 2002

(Expressed in U. S. Dollars)

	2002	2001
INCOME		
Commission (note 3)	$ 24,347	$ -
Fees (note 3)	32,666	8,500
Investment income	229	562
	57,242	9,062
EXPENSES		
Commissions (note 3)	47,410	-
Overhead (note 3)	4,200	4,200
Travel and business development	1,527	-
Professional fees	1,500	2,750
Amortization	667	666
Other expenses	168	-
Bank charges	103	28
	55,575	7,644
NET PROFIT	1,667	1,418
DEFICIT, beginning of year	(5,614)	(7,032)
DEFICIT, end of year	$ (3,947)	$ (5,614)

The accompanying notes form an integral part of these financial statements

FIRST INTERNATIONAL CAPITAL LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2002

(Expressed in U. S. Dollars)

	2002	2001
CASH (USED FOR) PROVIDED FROM:		
OPERATING ACTIVITIES		
From operations:		
Net profit	$ 1,667	$ 1,418
Items not requiring an outlay of funds:		
Amortization	667	666
	2,334	2,084
Changes in non-cash operating balances		
Due from related party	(5,522)	(1,550)
Accounts payable	850	-
Due from broker	-	10,538
CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES	(2,338)	11,072
(DECREASE) INCREASE IN CASH	(2,338)	11,072
CASH, beginning of year	11,880	808
CASH, end of year	$ 9,542	$ 11,880

The accompanying notes form an integral part of these financial statements

FIRST INTERNATIONAL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

(Expressed in U. S. Dollars)

1. GENERAL

First International Capital Ltd. (the "Company") was incorporated on February 1, 1996 in the British Virgin Islands. The Company acts as a broker dealer in the securities business. and has been approved as a member of the Securities and Exchange Commission and the National Association of Securities Dealers in the U.S., as a licensed broker dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the company:

(a) Income and expenses

Income and expenses are recorded on the accrual basis.

(b) Capital assets and accumulated amortization

Capital assets are depreciated on a straight-line basis over their estimated useful lives at the following rate:

Computer equipment	3 years

(c) Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses for the reporting period of the statement of income and retained earnings. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

During the year the company earned commission of $8,500 (2001-$nil) and fees of $7,666 (2001-$8,500) from parties related through common ownership.

During the year the Company paid commissions of $44,705 (2001-$nil) and overhead charge of $4,200 (2001-$4,200) to parties related through common ownership.

Balances due from related party are unsecured, interest free and due on demand.

FIRST INTERNATIONAL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2002

(Expressed in U. S. Dollars)

4. SHARE CAPITAL

	2002	2001
Authorized 50,000 shares of $1 each	50,000	50,000
Issued and fully paid 17,822 shares (2001 – 17,822)	$ 17,822	$ 17,822

5. CAPITAL ASSETS

Capital assets comprise the following:

	Cost	Accumulated amortization	2002 Net Book Value	2001 Net Book Value
Computer equipment	$ 2,000	$ 1,889	$ 111	$ 778

6. NET CAPITAL COMPUTATION

The net capital computation is as follows:

Net Worth	$ 16,725
Less Disallowed Assets	(7,183)
Remaining Assets	9,542
Haircut	-
Net Capital	$ 9,542
Liabilities	$ 2,850
Net Capital Ratio	
Minimum Net Capital	$ 5,000
Excess Net Capital	$ 1,692

7. TAXATION

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed the Company will be exempted from taxation until the year 2016.